Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Three Months Ended
	March 31

	2003	2002
	(In Millions)
Earnings:

Loss before income taxes	$(1,343)	$ (795)
Fixed charges, from below	178	200
Undistributed losses of affiliates	-	3
Interest capitalized	(1)	(11)

Loss	$(1,166)	$ (603)

Fixed charges:

Interest expense	$ 131	$ 142
Preferred stock dividend requirements	2	4
Portion of rental expense representative
of the interest factor	45	54

Fixed charges	$ 178	$ 200

Ratio of earnings to fixed charges	(a)	(a)

__________
(a)  Earnings were inadequate to cover fixed charges and preferred stock dividend requirements by $1.3 billion in 2003 and $803 million in 2002.